November 9, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Mr. Larry Spirgel

Assistant Director

Re:	PCTEL, Inc.
Form 10-K: For the Fiscal Year Ended December 31, 2010
Filed March 16, 2011

Form 10-Q for the Quarterly period Ended march 31, 2011
Filed May 10, 2011
File No. 000-27115

Dear Mr. Spirgel:

We submit this letter in response to the oral comments received by the Company from the Staff during conference calls on October 25, 2011 and November 7, 2011.

Per our notes, the subject of the conference call on October 25, 2011 was the Company’s accounting for share based payments related to its PCTEL Secure Joint Venture. Specifically, (1) the fair value ascribed to share based arrangements related to PCTEL Secure, (2) the attribution of expense to the condensed consolidated statement of operations of those share based arrangements, and (3) whether the accounting misstatements identified by the Company in its response to Staff comments related to items 1 & 2 constituted a material accounting misstatement for the quarterly periods ended March 31, 2011 and June 30, 2011 as filed on Form 10-Q.

Per our notes, the subject of the conference call on November 7, 2011 was the Company’s disclosures surrounding its position on Deferred Tax Asset valuation allowance.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. © 2005

Form 10-K for the Fiscal Year Ended December 31, 2010

Critical Accounting Policies and estimates – Valuation Allowances for deferred Tax Assets, Page 25

1.	We note that you have a valuation allowance of $0.7 million against your deferred tax assets and note that you had reversed valuation allowances in 2008 based on forecasted income. Given losses in the current period, please tell us why you believe it appropriate to not have a valuation allowance against your deferred tax assets.

The Company evaluates its deferred tax assets each quarter to determine if it is more likely than not that they will not be realized in whole or in part, based on the weight of the evidence (ASC Topic 740-10-30-5). The Company considers all available evidence as of the date of each filing. Such information includes the Company’s current financial position and its results of operations for the current and preceding quarters and years. It is supplemented by currently available information as of the date of the filing about future years (ASC Topic 740-10-30-17).

The Company considers the following sources of future income when evaluating whether its deferred tax assets will be realized: Future reversals of existing taxable temporary differences; future taxable income exclusive of reversing temporary differences and carryforwards; taxable income in prior carryback year(s) if carryback is permitted by law; and tax planning strategies available to the Company that could change the nature, timing or taxability of its deferred tax assets in a way to enable them to be realized (ASC Topic 740-10-30-18).

The Company made the following disclosure in its Form 10-K for the Fiscal Year Ended December 31, 2010 Notes to the Consolidated Financial Statements – Deferred Tax Valuation Allowance, Page 60-61. It discloses what positive and negative evidence factors were considered and why it believes it is appropriate to not have a valuation allowance against its deferred tax assets.

Deferred tax Assets

“At December 31, 2010, the Company has a valuation allowance of $0.7 million against $10.7 million of net deferred tax assets. At December 31, 2009, the Company had a valuation allowance of $0.6 million against $11.6 million of net deferred tax assets. The valuation allowance at December 31, 2010 and 2009, respectively, relates to credits and state operating losses that the Company does not expect to realize because they correspond to tax jurisdictions where the Company no longer has significant operations.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. © 2005

On a regular basis, management evaluates the recoverability of deferred tax assets and the need for a valuation allowance. Such evaluations involve the application of significant judgment. Management considers multiple factors in its evaluation of the need for a valuation allowance. The Company has incurred a cumulative tax loss from continuing operations exclusive of reversing temporary differences over the three years ended December 31, 2010. However, this period includes the effect of a worldwide economic recession, which in the Company’s judgment is an unusual event. The Company’s deferred tax assets have a ratable reversal pattern over 15 years. The carry forward rules allow for up to a 20 year carry forward of net operating losses (“NOL”) to future income that is available to realize the deferred tax assets. And, the Company’s estimate of future income over the reversal period and subsequent carry forward period is sufficient to realize the deferred tax assets. Based on the evaluation of these factors taken as a whole, the Company believes that the positive evidence in the form of the ratable 15 year reversal pattern, 20 year NOL carry forward period, and its estimate of future income, outweigh the negative evidence of a cumulative taxable loss from continuing operations exclusive of reversing temporary differences over the last three years, which include a worldwide recession. Therefore, the Company believes that the net deferred tax asset exclusive of the credits and state net operating losses is more likely than not to be realized.”

The Company did not add further quantitative detail to the footnote as the reader can calculate from the information already provided in the footnote that only modest annual taxable income exclusive of reversing temporary differences is required over a 35 year period to realize the deferred tax assets. With a ratable reversal pattern over 15 years and a 20 year carry forward period beyond that, the future taxable income exclusive of reversing temporary differences required to realize the deferred tax assets is $27.0 million (i.e. $10.0 million net deferred tax assets divided by the combined federal and state tax rate of 37% found in the effective tax rate reconciliation disclosure table) over an average recovery period of 27.5 years (i.e. first year reversal has 20 years for recovery and 15th year reversal has 35 years for recovery year yielding an average of 27.5 years [20+35]/2), or $1.0 million per year.

As additional context, the 15 year ratable reversal pattern is driven by the nature of the vast majority of the net deferred tax assets being amortization of intangible assets acquired in business combinations under purchase accounting. Those assets have a six year or less amortization period for book purposes and a 15 year straight line amortization period for tax purposes.

For PCTEL, Income (Loss) Before Income Taxes (“Pre-Tax Income”) as presented in the financial statements in the Company’s filings approximates in all material respects taxable income exclusive of reversing temporary differences. We have therefore used Pre-Tax Income in our analysis to facilitate the Staff’s ability to tie the data provided in our response to our filings.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. © 2005

The Company reported a Pre-Tax Loss of $(5.3) million in 2010. As of the March 16, 2011 filing date for the 2010 10-K, management had sufficient information about the Pre-Tax Loss Attributable to PCTEL, Inc. expected for the Quarter ended March 31, 2011 that was yet unreported, to know that there would be a 70% improvement over the same quarter in the prior year. This significant profit shift, driven by expense actions initiated in 2010 combined with positive post-recession revenue trends in the first quarter of 2011, indicated that the likely range of 2011 annual Pre-Tax Income (Loss) Attributable to PCTEL, Inc. was likely to be in range from a $(1.0) million loss to $1.0 million Pre-Tax Income. Management concluded that such a significant level of profit improvement combined with the 27.5 year average recovery period and its modest annual income requirements, represented significant positive evidence that the deferred tax assets will be realized.

Subsequent events corroborate the future profit improvement in the forecast utilized by the Company at the time of the 2010 10-K filing. The Company announced the financial results for the quarter ended September 30, 2011 on October 26, 2011 and reported Pre-Tax Income Attributable to PCTEL, Inc. for the first three quarters of approximately $0.4 million (See the table below). Further, we expect Q4 2011 to be at least as profitable as Q3 2011, which will put the Company’s forecast of 2011 Pre-Tax Income Attributable to PCTEL, Inc. at or above $1.1 million for the year, which exceeds the $1.0 million average income required to realize the deferred tax assets.

Due to the formation of the PCTEL Secure JV in January 2011, with its 49% non-controlling interest, the following table is presented to reconcile Net Income Attributable to PCTEL, Inc. to Pre-Tax Income Attributable to PCTEL, Inc. The information provided for the year 2010, Q1 2011, and Q2 2011 is from the face of the Condensed Consolidated Statement of Operations contained in the Company’s filings for those periods. The Q3 2011 information is what we will be reporting in our earnings release and subsequent 10-Q filing for that quarter.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. © 2005

($ Thousands)	2010	Q1’11	Q2’11	Q3’11	11 YTD
Net Income (Loss) Attributable To PCTEL, Inc.	(3,456)	(119)	25	492
Add Back - Expense (benefit) For Income Taxes	(1,875)	(304)	76	216

Pre-Tax Income (Loss) Attributable To PCTEL, Inc.	(5,331)	(423)	101	708	386

2.	Also please expand your disclosures to discuss any uncertainties surrounding realization of the deferred tax asset and the material assumptions underlying your determination that the net asset will be realized. If the asset’s realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions, you should provide a description of theses assumed future events, quantified to the extent practicable. For example, you should disclose the minimum annualized rate at which taxable income must increase during the tax NOL carry forward periods if realization of the benefit is dependent on taxable income higher than currently reported. Also, if significant objective negative evidence indicates uncertainty regarding realization of the deferred asset, you should identify the countervailing positive evidence relied upon in your decision not to establish a full valuation allowance against the asset.

As discussed above, the Company did not add further quantitative detail to the footnote in the original filing as the reader can calculate from the information already provided in the footnote that only modest annual taxable income exclusive of reversing temporary differences is required over a 35 year period to realize the deferred tax assets.

Pursuant to our discussion with the Staff on November 7, 2011, the Company proposes on a prospective basis starting with its 10-K filing for the year ended December 31, 2011, to enhance both the MD&A related to Income Tax Expense (Benefit) and the Income Tax Footnote by doing the calculation for the reader of how much income is required over the recovery period as expressing the Company’s view of whether such an income level is likely to require extraordinary events or unusual one-time actions to achieve.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. © 2005

In order to enhance the disclosure of how we evaluated whether there was a need for a DTA valuation allowance, we would rewrite our management discussion and analysis and our deferred tax asset footnote presented in our periodic filings as follows. The underlined and italicized words are the proposed changes for the year ended 2010 had we made the enhanced disclosure.

Form 10-K for the Fiscal Year Ended December 31, 2010, Page 65 under footnotes to the financial statements.

Deferred Tax Assets

At December 31, 2010, the Company has a valuation allowance of $0.7 million against $10.7 million of net deferred tax assets. At December 31, 2009, the Company had a valuation allowance of $0.6 million against $11.6 million of net deferred tax assets. The valuation allowance at December 31, 2010 and 2009, respectively, relates to credits and state operating losses that the Company does not expect to realize because they correspond to tax jurisdictions where the Company no longer has significant operations.

On a regular basis, management evaluates the recoverability of deferred tax assets and the need for a valuation allowance. Such evaluations involve the application of significant judgment. Management considers multiple factors in its evaluation of the need for a valuation allowance. The Company has incurred a cumulative tax loss from continuing operations exclusive of reversing temporary differences over the three years ended December 31, 2010. However, this period includes the effect of a worldwide economic recession, which in the Company’s judgment is an unusual event. The Company’s deferred tax assets have a ratable reversal pattern over 15 years. The carry forward rules allow for up to a 20 year carry forward of net operating losses (“NOL”) to future income that is available to realize the deferred tax assets. The combination of the deferred tax asset reversal pattern and carry forward period yields a 27.5 year average period over which future income can be utilized to realize the deferred tax assets (i.e. [15 years + 20 years] /2 = 27.5 years). The future income required to realize the $10.0 million of net deferred tax assets over that period is $27.0 million (i.e. $10.0 million divide by an aggregate federal and state tax rate of 37% = $27.0 million). The result is that $1.0 million a year on average ($27.0 million/27.5 years) of income is required over the next 27.5 years to realize the net deferred tax assets. In the Company’s judgment, an average of $1.0 per year of income over an extended 27.5 year period represents a threshold that is unlikely to require extraordinary or unusual one-time events or actions on the Company’s part to meet. The Company’s estimate of future income over the recovery period ~~reversal period and subsequent carry forward period~~ is sufficient to realize the deferred tax assets. Based on the evaluation of these factors taken as a whole,

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. © 2005

the Company believes that the positive evidence in the form of a 27.5 year future income recovery period, the resulting modest average future annual income requirement of $1.0 is unlikely to require extraordinary or unusual one-time events or actions on the Company’s part to meet, ~~the ratable 15 year reversal pattern, 20 year NOL carry forward period,~~ and its estimate of future income, outweigh the negative evidence of a cumulative taxable loss from continuing operations exclusive of reversing temporary differences over the last three years, which include a worldwide recession. Therefore, the Company believes that the net deferred tax asset exclusive of the credits and state net operating losses is more likely than not to be realized.

Form 10-K for the Fiscal Year Ended December 31, 2010, Page 20 under MD&A

Benefit for Income Taxes

… At December 31, 2010, we had net deferred tax assets $10.7 million and a valuation allowance of $0.7 million against the deferred tax assets. We maintain a valuation allowance due to uncertainties regarding the ultimate realization of our deferred tax assets. The valuation allowance at December 31, 2010 relates to deferred tax assets in tax jurisdictions in which we no longer have significant operations. ~~Significant management judgment is required to assess the likelihood that our deferred tax assets will be recovered from future taxable income, carryback available to offset against prior year gains. On a regular basis, management evaluates the recoverability of deferred tax assets and the need for a valuation allowance.~~ On a regular basis, management evaluates the recoverability of deferred tax assets and the need for a valuation allowance. Such evaluations involve the application of significant judgment. Management considers multiple factors in its evaluation of the need for a valuation allowance. The Company has incurred a cumulative tax loss from continuing operations exclusive of reversing temporary differences over the three years ended December 31, 2010. However, this period includes the effect of a worldwide economic recession, which in the Company’s judgment is an unusual event. The Company believes that the $10.0 million of net deferred tax asset exclusive of the credits and state net operating losses is more likely than not to be realized. The primary factors considered were: (1) There is a $1.0 million annual average future income threshold over a 27.5 year average recovery period for the deferred tax asset to be realized; (2) In the Company’s judgment, $1.0 million annual average future income requirement to realize the deferred tax asset represents a threshold that is unlikely to require extraordinary or unusual one-time events or actions on the Company’s part to meet, and; (3) The Company’s estimate of future income over the recovery period is sufficient to realize the deferred tax asset. See Footnote 10 to the Condensed Consolidated Financial Statements – Income Taxes for a more detailed information.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. © 2005

Going forward with the 10-K for the yearly period ended December 31, 2011, we intend to incorporate the most recent period’s income into the disclosure in order to give further perspective to the reader.

Form 10-Q for the quarter ended March 31, 2011

Notes to the condensed consolidated financial statements

Note 4 – PCTEL Secure, page 11

3.	We note that you recorded $3.1 million of compensation expense for share based payments to nonemployees for the two contractors of PCTEL Secure. To help us understand your accounting tell us details about the terms of the “equity instruments” and the bonus agreements entered with the two contractors including but not limited to the nature of the performance conditions and the disincentives for nonperformance. Further identify the two contractors or key contributors and tell us whether they are officers of the joint venture. Also tell us about any relationship between the contractors and the founders of the joint venture.

Equity Instruments Overview

On January 5, 2011, the Company formed PCTEL Secure (“JV”), a joint venture limited liability company, with Eclipse Design Technologies, Inc. (“Eclipse”). PCTEL Secure designs Android-based, secure communications products. The Company contributed $2.5 million in cash in return for 51% ownership of the joint venture and Eclipse contributed $2.4 million of intangible assets in return for 49% ownership in the joint venture. The joint venture agreement provides for put and call rights to facilitate the orderly transition of ownership under defined conditions from 51% PCTEL and 49% Eclipse, to 100% PCTEL over a multi-year period. Those put and call rights, are described in detail in the Company’s 10-Q filing for the period ended March 31, 2011, Footnote 6 - PCTEL Secure, on page 13.

Eclipse Design has identified Josh Matthews and Ben Leslie, owners and employees of Breakaway Consulting, LLC (“Breakaway”), as key contributors of services to be provided to the JV. Breakaway has experience in creating, developing, licensing, engineering and testing the technology useful with respect to the secure smartphone platforms to be developed by the JV. Given the relevant expertise of

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. © 2005

Breakaway in the smartphone market, Eclipse has engaged the employees of Breakaway, Matthews and Leslie, as independent contractors of Eclipse in order to provide engineering services to the JV. The terms of the engineering services to be provided are set forth in the Eclipse Services Agreement between Eclipse and the JV. In order to encourage the key contributors to continue to provide services to the JV for the development of a secure smartphone platform, Eclipse entered into a cash bonus arrangement directly with them. There is no other relationship with the founders of the JV (i.e. PCTEL and Eclipse) or the JV beyond what is described above. Neither Mathews nor Leslie are officers of the JV, nor do they have an ownership interest in the JV or either of the founders.

The bonus agreement grants Matthews and Leslie the right for each to receive a cash bonus of 5% of the amount of the net proceeds received by Eclipse upon exercise of Eclipse’s Exit Option, PCTEL’s 2nd Call Right, or PCTEL’s 3rd Call Right, which results in a qualifying sale of Eclipse’s membership interests in the JV. Participation in the net proceeds received by Eclipse from a qualifying sale of Eclipse’s membership interests is equivalent to each key contributor having been a 5% owner of the JV.

The parties to the bonus agreement have acknowledged that Eclipse anticipates selling 19% of its 49% ownership through exercise of the PCTEL 1st Call Right or Eclipse Put Right within the first two years of JV operation. However, sale of the first 19% of Eclipse interests in the JV is not deemed a qualifying sale as the bonus payout is triggered upon Eclipse’s sale of its last 30% of JV interests, which includes the 5% of JV interests allocated to each of Mathews and Leslie. The exercise of the 2nd and 3rd Call Rights are deemed a qualifying sale in accordance with the terms of the bonus agreements as the last of Eclipse’s JV interests would be included as part of the sale of JV interests as exercised by the 2nd and 3rd Call Rights.

The bonus arrangement vests upon a qualifying sale, provided that Mathews and Leslie have continuously provided services to the JV, which represents a performance condition.

In order to qualify for the bonus Matthews, and Leslie must continuously provide services to the JV from the date of the execution of the bonus agreement on January 5, 2011 through the date at which the bonus is paid. The bonus will be forfeited if they (1) do not continuously provide services, (2) willfully terminate their service, (3) their services are terminated by the JV with or without cause, or (4) they violate the non-compete clause of their service agreement.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. © 2005

Summary of the Fact Pattern

a.	Agreements entered into January 5, 2011.

b.	Agreements vesting date is the date of a qualifying sale under the PCTEL 2nd Call Right.

c.	The quantity and terms of the PCTEL Call Right is known upfront, as defined in the JV agreements (See 10-Q footnote disclosure).

d.	The PCTEL 2nd Call Right date is December 31, 2013.

e.	The only disincentive for nonperformance by Mathews and Leslie is the forfeiture of the equity instruments.

f.	The agreements are between Eclipse and Mathews and Leslie. PCTEL is not a party to the agreements.

Summary of the Company’s Accounting Conclusions

a.	The appropriate accounting literature to apply to the bonus agreements is Equity Based Payments to Non Employees (See ASC 505-50-15-2a), as Mathews and Leslie are contractors to the JV.

b.	There is no performance commitment in the equity instruments as the only disincentive for nonperformance is the forfeiture of the bonus, which in and of itself, does not represent a sufficiently large disincentive to create a performance commitment (ASC 505-50-30-12).

c.	The Company has determined that the qualifying sale of Eclipse’s membership interests is probable of occurrence upon the date of JV formation on January 5, 2011. PCTEL has control over the entity based on its ownership position and number of board seats. PCTEL has the ability to exercise the call rights as it has $68.6 million in cash and no debt. PCTEL is a designer and developer of software-based radios for the wireless industry. The development program undertaken within the JV is part of PCTEL’s strategic growth strategy, and it is the Company’s intent to acquire the JV for the products it is creating.

d.	It is appropriate to begin measuring the equity instruments on January 5, 2011, which is before the measurement date of December 31, 2013. Further, it is appropriate at the end of each interim accounting period up to the measurement date to measure the equity instruments at their then current fair value for purposes of recognition of costs.

•

ASC 505-50-30-11 guides that the measurement date is the earlier of the date which a commitment for performance by the counter party is reached, or the date at which the counter party’s performance is complete. Under this paragraph the measurement date would be the vesting date of December, 31, 2013, as there is no performance commitment.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. © 2005

•

However, ASC 505-50-30-20 guides that it may be appropriate for an issuer to recognize costs related to share-based payment transactions with nonemployees before the measurement date has occurred if the quantity and terms of the equity instruments are known upfront. That is case with these equity instruments.

•

ASC 505-50-30-21 guides that if the terms of the equity instrument are known up front, and it is appropriate under GAAP for the issuer to recognize any cost during financial reporting periods before the measurement date, for purposes of recognition of costs during those periods the equity instruments shall be measured at their then current fair values at each of those interim financial reporting dates. The commencement of services on January 5, 2011 requires the start of cost recognition under GAAP on that date.

e.	In the original 10-Q filings, the Company had interpreted the guidance in ASC-505-50-30-21 on initial and subsequent interim period measurement of the equity instruments to be synonymous with how the attribution of the related compensation expense should be made to the Consolidated Statement of Operations. That is, recognize the initial measurement value as compensation expense immediately, and as changes to fair value occur over time to attribute the changes to cost as they happen.

•

Upon further review, we now believe that the appropriate guidance on cost attribution is found in ASC 505-50-25-4, which states “This guidance does not address the period(s) or the manner (that is, capitalize versus expense) in which an entity granting the equity instrument (the purchaser or grantor) shall recognize the fair value of the equity instruments that will be issued, other than to require that an asset, expense, or sales discount be recognized (or previous recognition reversed) in the same period(s) and in the same manner as if the grantor had paid cash for the goods or services or used cash rebates as a sales discount instead of paying with or using the equity instruments.”

•

The two consultants are providing services to the JV in connection with their contractor agreements and must continue to provide services until payment of the bonus. Generally, services are recognized on a straight-line basis over the service period, unless the pattern and timing of delivery of those services is clearly other than straight-line. Therefore we now conclude, the related expense for the awards should be recognized ratably over the relevant implied service period (based on when the call right is expected to be exercised). Subsequent changes in fair value for the Matthews and Leslie awards are recognized in earnings immediately each reporting period for the portion of service rendered.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. © 2005

f.	The measurement of the share-based payment arrangement between Matthews and Leslie and Eclipse is analyzed under ASC 505-50-30-2 (EITF 96-18) which references paragraph 505-50-30-6 (FAS 123R, par. 7), noting that share-based payment transactions with nonemployees should be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. As there was no consideration received by Eclipse from the key contributors, the Company notes that awards to Matthews and Leslie are recorded based on the fair value of SUB equity, which represents the fair value of the equity instruments. In the original 10-Q filings, the Company had equated the future value of the share-based payment arrangements to fair value in error. This was also done for a share based arrangement of one other key contributor who is an employee of PCTEL Secure that has an identical share based payment arrangement. Therefore the amount of the total liability for share based payments recognized was overstated.

g.	The appropriate balance sheet classification of the equity instruments is as a liability. ASC 505-50-25-10 guides that a grantor shall recognize either a corresponding increase in equity or a liability, depending on whether the instruments granted satisfy the equity or liability classification criteria established in paragraphs ASC 718-10-25-6 through 25-19. Under that guidance the instruments are classified as a liability as they are settled in cash.

h.	It is determined that the liability for the share-based payment arrangement awards is an obligation of Eclipse, not JV or PCTEL. ASC 718-10-15-4 states that compensatory arrangements to transfer equity instruments by a related party to an entity’s employees are considered to be capital contributions to the entity by the related party. The economic substance of the transaction is that Eclipse is making bonus payouts to the key contributors of JV on JV’s behalf. There is no liability on JV’s books as the payments are made directly by Eclipse. In addition, there is no legal recourse by the key contributors to JV for nonpayment as the bonus agreement was executed between Eclipse and the three key contributors.

i.	The appropriate allocation of costs between PCTEL, Eclipse and JV is as follows.

•

The Company has determined that the share-based payment arrangements liability is an obligation of Eclipse, and as such should be presented on the financial statements of Eclipse. As the share-based payment arrangements are a transaction between Eclipse and the key contributors of JV, from Eclipse’s perspective, this transaction is considered an equity-based transaction with nonemployees.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. © 2005

•

With regards to the allocation of compensation expense, the Company utilized the guidance in ASC 323-10-55-19 through 55-26, which governs the subsequent measurement of share-based compensation to employees of an equity-method investee. Under this guidance, an investee (JV) should recognize the cost of the share-based payments incurred by the investor (Eclipse) on its behalf with a corresponding capital contribution as the costs are incurred on its behalf. The journal entry would be a debit to JV compensation expense with an offsetting credit to JV APIC.

•

As a noncontributing investor to the share-based payment arrangements, PCTEL should recognize the income equal to the amount that its interest in the JV’s equity has increased (i.e., its percentage share of the contributed capital recognized by JV) as a result of the disproportionate funding of the compensation costs. Additionally, PCTEL should recognize its percentage share of earnings or losses in JV. The net result has no impact on PCTEL’s stand-alone financial statements because these amounts offset. In the consolidated financial statements of PCTEL, the expense associated with these awards will be allocated to Eclipse’s non-controlling interest.

Evaluation of Materiality for the Misstatement

As stated in the previous paragraphs, the bonus arrangement does not impact Consolidated Income (Loss) Attributable to PCTEL Shareholders as the expense is fully offset in consolidation. Additionally, there is no impact to consolidated cash flow from operations, or consolidated equity. However, the misstatement does have impact on consolidated Net Income (Loss) Available to Common Shareholders, which takes into account a temporary redeemable equity component to the equity structure of PCTEL Secure. See the description of the Eclipse Put Right in the Company’s 10-Q filing for the period ended March 31, 2011, Footnote 6 - PCTEL Secure, on page 13. The temporary redeemable equity will become permanent equity in the quarter ended March 31, 2012.

In its evaluation of materiality of the misstatement, The Company considered SEC Staff Accounting Bulletin #99 – Materiality, SEC Staff Accounting Bulletin #108-Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements, and ASC 250-45-22 through 27 Accounting Changes and Error Corrections. The following table summarizes the quantitative impact of the misstatement. In order to facilitate the understanding of the impact of the misstatement on the trend in earnings, the table includes 2010 quarterly data as well the earnings per share expected for the quarter ended September 30, 2011.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. © 2005

        Extracted Information from the Company’s Condensed Consolidated Statement of Operations

($ Thousands)	2010				2011
Summary of Misstatement	Q1	Q2	Q3	Q4	Q1	Q2	Q3	YTD
Effect of the Error
Net Income (Loss) Attributed to PCTEL Shareholders	—	—	—	—	—	—	—	—

Less: Adjustments to Redemption Value of Noncontrolling Interests	—	—	—	—	(603)	(13)	—	(616)

Net Income (Loss) Available to Common Shareholders	—	—	—	—	603	13	—	616

Earnings Per Share					$0.03	$(0.01)	$—	$0.02

Net Income (Loss) Available to Common Shareholders as reported					(1,285)	(81)	300	(1,066)

Net Income (Loss) Available to Common Shareholders as revised					(682)	(68)	300	(450)

Earnings Per Share As Reported	$(0.05)	$(0.06)	$(0.05)	$(0.04)	$(0.07)	$—	$0.02	$(0.05)

Earnings Per Share Revised	$(0.05)	$(0.06)	$(0.05)	$(0.04)	$(0.04)	$—	$0.02	$(0.02)

Amounts for Q3’11 are those reported on Form 8-K dated October 28, 2011.

The Company believes the following factors are relevant in assessing the qualitative impact of the misstatement.

•

The footnote in the original 10-Q filing describes in detail the nature of PCTEL Secure as an R&D investment in new technology, its capital structure including the redeemable temporary equity component, and the share based payment arrangements including the disclosure that they are Eclipse’s liability not PCTEL’s.

•

The nature of the JV is an R&D investment in new technology. The Company believes that most relevant measure(s) for investors in the early stage of a technology investment is not immediate impact to profit or loss, but whether the investor resonates with the potential for the new technology as described in disclosures, the progress made over time in bringing the new technology and related products to market, and whether there is adequate funding to support the investment being made (i.e. working capital and funding sources). None of these factors was impacted by the misstatement.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. © 2005

•

The redeemable temporary equity component of the JV capital structure is disclosed in the 10-Q footnotes. Investors can see from the footnote disclosure that it will become permanent equity when the Eclipse Put Right expires in Q1 2012, reversing at that time the inception to date change in redeemable temporary equity, regardless of its size or the pattern in which it was incurred.

•

The misstatement does not impact Income (Loss) Attributed to PCTEL Shareholders, as the share based payment expense is a liability of Eclipse and thus fully offset. The Company believes this measure is most relevant on a qualitative basis as investors are aware that the impact of the redeemable temporary equity changes over time to Income (Loss) Attributed to Common Shareholders will ultimately reverse itself in 2012.

•

The trend of sequential quarterly earnings per share has not been materially impacted. The trend is that 2011 is a transition year from consistent negative quarterly earnings per share in 2010 towards profitability in 2011. The misstatement does not change the trend.

•

The Company’s estimate of full year earnings per share is in a range of $(0.01) and $0.00 (i.e. breakeven). The September year to date earnings per share as revised is a loss of $(0.03). The Company anticipates that fourth quarter earnings per share will be in a range of $0.02 to $0.03 based on the sales order and cost patterns fourth quarter to date. Given that the full year earnings per share are virtually breakeven, the Company believes that the trend of earnings as demonstrated by interim 2011 results from $(0.20) full year 2010 loss per share to virtually breakeven for full year 2011 is the most relevant factor is assessing materiality for correction of an error to interim period reporting.

•

The Company has coverage from four stock analysts, B. Riley, Wunderlich, R.W. Baird, and Rodman & Renshaw. They all use Non-GAAP measures such as EBITDA and free cash flow to measure the company. The misstatement does not impact the Non-GAAP measures they use. Therefore it does not impact the analysts’ consensus expectations for the Company.

•

The correlation between the change in the Company’s historical quarterly earnings per share and the change in stock price immediately after earnings are announced is low. The actual correlation for the 10 quarters ended June 30, 2011 is only 2 percent. Therefore it is unlikely that the misstatement would impact the volatility of the stock price.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. © 2005

•	Management’s compensation was not impacted by the misstatement. The compensation plan utilizes the same Non-GAAP measures by which the stock analysts measure the Company.

•

Other factors considered were that the Company has no regulatory requirements, loan covenants, or other contractual requirements impacted by the misstatement. The misstatement does not relate to an unlawful transaction.

Based on the factors above, the Company believes that the quantitative evidence outweighs the qualitative evidence and that the error is material to the presentation of its interim financial statements on a qualitative basis. Therefore, the Company proposes to file corrected and restated condensed consolidated financial statements on Form 10-Q/A for the quarterly periods ended March 31, 2011 and June 30, 2011. Such filings shall include a disclosure of a material weakness in internal control related to the accounting for share based payments. The Company intends to make those filings either before or concurrent to the filing of its results for the quarterly period ended September 30, 2011 on form 10-Q.

The Company disclosed on Form 8-K dated October 28, 2011 its conclusion that the original filings on Form 10-Q for those periods contained a material misstatement and can no longer be relied upon.

****

In responding to the Staff’s comment letter, the Company acknowledges the following.

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

****

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. © 2005

Please direct any further questions or comments to me. My phone number is (630) 339-2102, my email address is john.schoen@pctel.com, and my FAX is (630) 233-8076.

	By:	/s/ John Schoen
DATE: November 9, 2011	NAME:	JOHN SCHOEN
	Title:	Chief Financial Officer

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. © 2005